UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	GeoPark Announces Plan Ahead for New Environment and Revisions in 2020 Work Program

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES PLAN AHEAD FOR NEW ENVIRONMENT

AND REVISIONS IN 2020 WORK PROGRAM

CASH FLOW POSITIVE ASSETS IN MOST CHALLENGING OIL PRICE SCENARIOS

MAINTAINING SELF-FUNDED WORK PROGRAMS,

FINANCIAL FLEXIBILITY & BALANCE SHEET STRENGTH

Bogota, Colombia – March 19, 2020 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, Chile and Ecuador today announces its business approach for the new oil price scenarios and current revisions to its 2020 work program.

2020 STRATEGY AND OUTLOOK

GeoPark begins 2020 from a strong financial position, which includes cash in hand of $168.5 million1, $168 million of uncommitted credit lines and a long-term financial debt profile with no principal payments until 2024.

GeoPark builds its work programs every year with a flexibility that allows it to quickly adjust to any oil price or macroeconomic changes. With the recent oil price decline, GeoPark immediately reverted to a reduced program. Due to the severity of the current oil price outlook, additional adjustments have been made both to capital investment plans and operating and administrative costs – with continuous monitoring to adjust further if necessary.

Specifically, GeoPark’s program and strategy are guided by the following principles and priorities:

•	Keep Team Healthy: Protect workforce and families from the pandemic and its interruptions

•	Continuity of Field Operations: Ensure backup plans and teams in place to guarantee continuity of operations and business

•	Preserve Cash: Adjust the work program to maintain flexibility and balance sheet strength

•	Capital Allocation Discipline: Prioritize lower-risk, higher netback, and quick cash flow generating projects

•	Do More for Less: Implement operating, G&A and capital cost reduction measures

•	Stay Agile: Continuous monitoring of work programs and adjustment – up or down – as necessary

•	Build for the Long-Term: Protect critical tools and capabilities necessary for the long-term

Examples of the ongoing cost-cutting initiatives already implemented and providing results include:

•	Renegotiation of all service contracts, as well as any other type of contract

•	Improvements in operational efficiency

•	Temporary suspension of certain marginal fields

•	Overall reduction of G&A and structure costs, starting with a voluntary salary and bonus reduction by GeoPark’s management team and Board of Directors, as well as general renegotiation of fees and expenses

•	Temporary suspension of quarterly cash dividends (following upcoming payment on April 8) and share buybacks

Additional cost reductions are expected from reduced government royalties and a general depreciation of Latin American currencies, positively impacting GeoPark’s operating and G&A costs.

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1 March 16, 2020 (unaudited).

James F. Park, Chief Executive Officer of GeoPark, said: “The world and our industry are facing a challenging test, however, we are confident and optimistic based on five key factors. First, GeoPark’s tested experience in prevailing through previous major crises with a 17-year steady track record of continuous growth. Second, GeoPark’s people who are among the most skilled, dedicated and experienced professionals in the industry. Third, GeoPark’s low-cost, efficient and safe operating base and asset quality that provide cash flow at even the lowest oil prices. Fourth, GeoPark’s strong balance sheet and proven capital discipline and agility in quickly adjusting work programs enable it to withstand shocks of even an extreme nature. Fifth, GeoPark’s culture of alignment, hard work, perseverance and seeing opportunity where others don’t.”

REVISED 2020 WORK PROGRAM AND OIL PRICE SENSITIVITIES

Effective immediately, GeoPark has adjusted its 2020 capital expenditures program to $70-80 million, approximately a 60% reduction from prior preliminary estimates (approximately $180-200 million including capital expenditures for Amerisur assets).

The bulk of the revised 2020 work program will be allocated to the Llanos basin in Colombia to continue unlocking the potential of the Llanos 34 block (GeoPark operated, 45% WI) and to carry out discretionary development, appraisal and exploration activities in the newly acquired CPO-5 block (GeoPark non-operated, 30% WI).

The Llanos 34 and CPO-5 blocks represent key strategic assets providing GeoPark with the lowest risk production and reserve replacement opportunities and attractive operating netbacks even in a low oil price environment.

Key features and strengths of the revised 2020 work program include:

•	A low-cost production base, of which 90% is cash flow positive at $25-30 per bbl oil prices

•	Capital efficient work programs with an operating netback to capital expenditures ratio 2.0-2.5+ times even with Brent at $25-30 per bbl

•	Oil hedges covering 30% of the Company’s oil production through December 2020

The table below summarizes key operational and financial information and sensitivities of operating netbacks at different oil prices, assuming a $70-80 million base case capital expenditures work program for Brent prices at around $25-30 per bbl and potentially expanding to $90-100 million if Brent prices recover to $35-40 per bbl.

Brent Crude Oil Price[2]	$25 per bbl	$30 per bbl	$35 per bbl	$40 per bbl
2020 Average Production (boepd)	43,000-44,000	43,000-44,000	45,000-46,000	45,000-46,000
2020 Operating Netback[3]	$150-170 million	$200-220 million	$260-280 million	$310-330 million
2020 Capital Expenditures	$70-80 million	$70-80 million	$90-100 million	$90-100 million

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2 Assuming actual Brent oil prices for January and February and specified Brent oil prices from March to December 2020.

3 Assuming a Brent to Vasconia differential averaging $5 per bbl in 2020.

For further information please contact:

INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile T: +562 2242 9600	ssteimel@geo-park.com

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA T: +1 (212) 687-8080
Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

This press release contains certain oil and gas metrics, including information per share, Operating Netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected or future production, production growth and operating and financial performance, operating netback, cost reduction measures and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Non-GAAP Measure: The Company believes operating netback, which is a non-GAAP measure, is useful because it allows the Company to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. The Company’s computation of operating netback may not be comparable to other similarly titled measures of other companies.

Operating Netback: Operating netback should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Operating Netback are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Operating Netback. The Company’s computation of Operating Netback may not be comparable to other similarly titled measures of other companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: March 19, 2020